OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Umberto P. Fedeli

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		465,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		465,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

465,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

2

Page	3	of	5
Introduction.
This Amendment No. 3 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value $0.01 per share, of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.
Item 4.   Purpose of Transaction
On May 2, 2007, Mr. Fedeli sent a letter to the Board of Directors of the Company containing his plans and proposals regarding the Company. The letter is attached to this Amendment No. 3 as Exhibit 7.1.
Item 7.   Material to be Filed as Exhibits.

Exhibit 7.1	Letter from Umberto P. Fedeli to the Board of Directors of PVF Capital Corp. dated May 2, 2007

Exhibit 7.2	Corrected Letter from Park View Federal Savings Bank to Umberto P. Fedeli dated April 3, 2007, originally filed with the Securities and Exchange Commission as Exhibit 7.2 to Amendment No. 2 to Schedule 13D of Mr. Fedeli on April 19, 2007

Page	4	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 2, 2007

/s/ Umberto P. Fedeli
Umberto P. Fedeli

Page	5	of	5

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 7.1	Letter from Umberto P. Fedeli to the Board of Directors of PVF Capital Corp. dated May 2, 2007

Exhibit 7.2	Corrected Letter from Park View Federal Savings Bank to Umberto P. Fedeli dated April 3, 2007, originally filed with the Securities and Exchange Commission as Exhibit 7.2 to Amendment No. 2 to Schedule 13D of Mr. Fedeli on April 19, 2007